S2C Global Systems, Inc.

5119 Beckwith Blvd., Suite 105

San Antonio, EX  78349

January 15, 2010

Ms. Yong Kim

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC  20549-3561

Re:

S2C Global Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 15, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009

Filed August 19, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed May 20, 2009

File No. 0-51529

Dear Ms. Kim:

This letter is in response to your correspondence dated September 25, 2009 regarding the above referenced reports filed by S2C Global Systems, Inc.   This letter contains the Company’s responses to the comment letter.  We are filing on EDGAR a revised form 10-K for the period ending December 31, 2008; revised Form 10-Q for the periods ending March 31, 2009, June 30, 2009.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 13

Evaluation of Disclosure Controls and Procedures, page 13

1.

Please tell us and disclose in the amendment requested below how you determined that your disclosure controls and procedures were effective at year end given the material weaknesses that led to your conclusion that your internal controls over financial reporting were not effective at year end. If you believe that your disclosure controls and procedures were effective in spite of the material weaknesses you have noted, you should clearly disclose how you reached this conclusion.

RESPONSE:

We have amended our Form 10-K to state our disclosure controls and procedures were NOT effective at year end.

2,

We note your statement that a control system cannot provide absolute assurance. As indicated in Section U.F.4. of our Release 33-8238, available on our website at if you wish to refer to the level of assurance provided by your control system, you should clarify that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and state, if true, the conclusions of the principal executive and principal financial officers that the controls and procedures are, in fact, effective at the “reasonable assurance” level. Please revise your disclosure in your amendment.

RESPONSE:

We have amended our Form 10-K accordingly.

Management’s Annual Report on Internal Control over Financial Reporting, page 13

3.

We note that the second paragraph of your annual report on internal control over financial reporting discusses additional inherent limitations that smaller companies face. Because your discussion of these limitations is essentially the internal control deficiencies described in paragraph four, your disclosure suggests that your management did not complete a full evaluation of internal controls over financial reporting as required by Exchange Act Rules 13a-15(c) and 15d-15(c), and that instead you simply identified as material weaknesses those areas in which you expect smaller companies to have inherent weakness. Please tell us and revise your disclosure to clarify whether you performed a complete evaluation of your internal controls over financial reporting.

RESPONSE:

We have amended our Form 10-K to provide the requested disclosure.

4.

Please amend your filing to include a statement in substantially the following form: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.” Refer to Item 308T(a)(4).

RESPONSE:

We have amended our Form 10-K to include the requested statement.

5.

Please amend your filing to disclose whether there were any changes in internal control over financial reporting that occurred in your last fiscal quarter (your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308T(b).

RESPONSE:

We have amended our Form 10-K to disclose there were no changes in internal control over financial reporting that occurred in our last fiscal quarter.

Exhibits 31.1 and 31.2

6.

When you file the amendment requested above) please file new certifications signed as of a recent date in compliance with Exchange Act Rule 12b-15. Additionally, when you provide these certifications, please ensure that your certifications read exactly as set forth in Item 601 (b)(31) of Regulation S-K. Specifically, please revise your certifications as follows:

•

Exclude the certifying individual’s title and the company name in the opening line of your certification.

•

Identify the company in paragraph 1.

•

Revise introductory paragraphs 4 and 5 and paragraph 4.d. to read exactly as set forth in Item 60l(b)(31), and also ensure you include the complete language in introductory paragraph 4.

•

Replace “my” with “our” in paragraph 4.b and in introductory paragraph 5.

RESPONSE:

We have revised the certification accordingly.

Forms 10-Q for the Periods Ended March 31, 2009 and June 30, 2009

Financial Statements. page 2

Notes to Condensed Consolidated Financial Statements. page 8

Note 4. Investment in Joint Venture. page 9

7.

In future filings, please disclose sales, gross profit, net income or loss from continuing operations, net income and net income attributable to the investee for your 50% owned joint venture, Alaska Resources & Managements LLC, or tell us why you believe this disclosure is not required. Refer to Rule 8-03(b)(3) of Regulation S-X.

RESPONSE:

We will make the required disclosures in future filings as requested.

Item 4T. Controls and Procedures, page 17

8.

Please be advised that item 4T of Form 10-Q requires an evaluation of disclosure controls and procedures as of each quarter end pursuant to Item 307 of Regulation S-K and that an evaluation of internal control over financial reporting is only required in annual reports. Your current disclosure, which solely assesses internal control over financial reporting, is insufficient in this regard. Please amend both your March 31, 2009 and June 30,2009 Forms 10-Q to comply with Item 4T of Form 10-Q.

RESPONSE:

We have amended both our March 31, 2009 and June 30, 2009 Forms 10-Q to comply with Item 4T of Form 10-Q as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Plan of Operation. page 15

9.

We note your disclosure that “Through the balance of this year we will continue to secure and fulfill contracts in the continental USA focusing on California, Florida and Texas, the Middle East focusing on Saudi Arabia, and Asia focusing on Korea.” Your disclosure that you “continue to secure and fulfill contracts” appears to contradict your disclosures on page 14 that state that your loading system will not be built until the first order is confirmed and that you are currently awaiting confirmation of your first business for sales of bulk water In future filings, please clearly disclose whether you have, or do not have, any signed and executed sales contracts, and ensure that all of your disclosures concerning this matter are consistent.

RESPONSE:

In future filings, we will ensure consistent disclosure regarding contract status.

Liquidity and Capital Resources, page 16

10.

We note your balance of current liabilities, which consist primarily of accounts payable, accrued liabilities, loans payable due on demand, promissory notes due on demand, convertible promissory notes due on various days in 2009 and sale of future earnings. We also note that as of, and subsequent to June 30, 2009, most of your convertible promissory notes have become due and that payment has not been made and that the notes are currently in default. Please ensure that your upcoming September 30, 2009 Form 10-Q clearly explains to your investors how you expect to satisfy your cash requirements, including both anticipated future operating expenses and any loans that are currently due or past due. You should provide a discussion of your expected cash inflows and outflows for the next twelve months, quantifying your estimates where possible. Refer to Section 607.02 of the Financial Reporting Codification.

RESPONSE:

The Company will provide the requested discussion and disclosure regarding its cash requirements, debts, cash inflows and outflows in all future filings as requested.

Exhibits 31.1 and 32.2

11.

Similar to the comment above on your Form I 0-K, when you amend your Forms 10-Q, please file new certifications signed as of a recent date in compliance with Exchange Act Rule 12b-15. Additionally, when you provide these certifications, please ensure that your certifications read exactly as set forth in Item 601(10(31) of Regulation S-K.

RESPONSE:

We have amended our certifications as requested.

The company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

S2C Global Systems, Inc.

/s/ Alejandro Bautista

Alejandro Bautista

President

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